UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              TMP Worldwide Inc.
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                               (Name of Issuer)

                    Common Stock, $.001 par value per share
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                        (Title of Class of Securities)

                                   872941 10 9
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36237 H 101                   13G                    Page 2 of 5 Pages
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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew J. McKelvey
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |_|
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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                    5    SOLE VOTING POWER
    NUMBER OF
      SHARES             14,787,541 shares of Class B Common Stock, par value
   BENEFICIALLY          $.001, and 100 shares of Common Stock, par value $.001
     OWNED BY     --------------------------------------------------------------
       EACH         6    SHARED VOTING POWER
    REPORTING
      PERSON             2,000 shares of Common Stock, par value $.001
       WITH       --------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                         14,787,541 shares of Class B Common Stock, par value
                         $.001, and 100 shares of Common Stock, par value $.001
                  --------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         2,000 shares of Common Stock, par value $.001
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 14,789,641 shares of Common Stock, par value $.001(1)
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        100% of Class B Common Stock, par value $.001, and 63% of Common Stock, par value $.001
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  12    TYPE OF REPORTING PERSON*
        IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

(1) 14,787,541 of such shares are Class B Common Stock. Such shares are convertible, on a share for share basis, into Common Stock.

      This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1996.

Item 1(a)         Name of Issuer:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor
                  New York, New York 10019

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1633 Broadway, 33rd Floor
                  New York, New York  10019

Item 2(a)         Name of Person Filing:

                  See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

                        c/o TMP Worldwide Inc.
                        1633 Broadway, 33rd Floor
                        New York, New York  10019

Item 2(c)         Citizenship:

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001

Item 2(e)         CUSIP Number:

                  872941 10 9

Item 3            Identity of Reporting Person
                  Not Applicable


Item 4            Ownership:

            (a)   Amount beneficially owned:
                  See Item 9 of the cover page attached hereto.

            (b)   Percent of Class:

                  See Item 11 of the cover page attached hereto.

            (c) Number of Shares Beneficially Owned by Reporting Person (i) sole voting power: 14,787,541 shares of Class B Common Stock, par value $.001, and 100 shares of Common Stock, par value $.001.

                  (ii) shared voting power: 2,000 shares of Common Stock, par value $.001.

                  (iii) sole dispositive power: 14,787,541 shares of Common Stock, par value $.001, and 100 shares of Common Stock, par value $.001.

                  (iv) shared dispositive power: 2,000 shares of Common Stock, par value $.001.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Mr. McKelvey maintains indirect beneficial ownership of 2,100 of the 14,789,641 shares reported at Item 9 of the cover page attached hereto. Mr. McKelvey's spouse holds 2,000 of such shares, and he holds 100 of such shares as custodian for his daughter.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February __, 1997


                                            ANDREW J. MCKELVEY


                                            /s/ Andrew J. McKelvey
                                            ----------------------


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